SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

20 November 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 20 November 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

PROTHERICS ANNOUNCES INTERIM RESULTS

FOR SIX MONTHS ENDED 30 SEPTEMBER 2007

Strong progress in broad late-stage pipeline

Sharp rise in revenues, gross profits and cash position

London, UK, Brentwood, TN, 20 November 2007 - Protherics PLC (“Protherics” or the “Company”), the biopharmaceutical company focused on critical care and cancer, today announces its unaudited interim results for the six months ended 30 September 2007.

Operational Highlights

•	CroFab™ and DigiFab™: stronger than expected market sales helped drive 31% revenue growth over the corresponding six month period in 2006

•	CytoFab™:

-	AstraZeneca expected to start its expanded CytoFab™ phase 2 programme in Q4 2007

-	excellent potency data from large-scale CytoFab™ manufacturing process allows deferral of major manufacturing investment until start of phase 3 study

-	milestone payments schedule supports Protherics’ manufacturing programme

•	Digoxin Immune Fab: recruitment in phase 2b “DEEP” study in severe pre-eclampsia completed ahead of schedule and on track to report in Q2 2008 (see separate release)

•	Voraxaze™:

-	revenues significantly ahead of expectations due to cost recovery programme in the US

-	work on track to support resubmission of marketing application in the US and meeting requested with EMEA

•	OncoGel™:

-	phase 2b study initiated in oesophageal cancer following encouraging phase 2a results

-	independent safety review ongoing following treatment of the first cohort of three patients in phase 1/2 primary brain cancer (glioblastoma multiforme) study

•	Prolarix™: maximum tolerated dose determined and phase 2 to start in the first half of 2008

•	Acadra™ (acadesine) : proof of concept phase 1/2 study initiated in the EU

•

CoVaccine HT was out-licensed to Nobilon B.V. (Organon BioSciences / Schering Plough) for use in flu vaccines and ReGel™ was out-licensed to Myungmoon Pharm. Co. Ltd., a South Korean pharmaceutical company, for use in arthritis indications

Financial Highlights

•	Revenues increased by 31% to £14.8m (2006: £11.3m) with significant growth in CroFab™ and Voraxaze™

•	Gross profit up 32% to £8.2m (2006: £6.2m) delivering gross margins of 55.4% (2006: 55.2%) on improved volumes

•	R&D increased to £8.6m (2006: £7.1m) with investment in CytoFab™, Voraxaze™ as well as the new products acquired during the previous financial year

•	G&A expenses increased to £6.7m (2006: £4.1m) and includes additional costs from the MacroMed acquisition

•	Loss before tax of £6.1m (2006: £4.7m) reflects improved trading performance offset by higher R&D and G&A

•	Net cash increase of £6.9m (2006: £7.5m decrease) due to receipt of £10m milestone payment from AstraZeneca in April 2007

•	Strong cash position of £46.9m (2006: £17.9m) following fund raising of £38.4m in January 2007 and the £10m milestone payment from AstraZeneca.

Commenting on the results, Stuart Wallis, Chairman, said:

“Protherics delivered good progress in the first half with its broad clinical pipeline and has today announced that the phase 2 DEEP study in pre-eclampsia has completed recruitment. We have also generated a significant increase in revenues and gross profits due to the strong market performance of CroFab and DigiFab. With CytoFab, the scaled up manufacturing process has produced a highly potent product, allowing us to defer much of our investment in manufacturing until the start of phase 3 with no anticipated impact on product launch. AstraZeneca is expected to start its CytoFab phase 2 programme imminently.

“The rest of our development pipeline continues to advance as planned, with six phase 2 programmes expected to be on-going in 2008, including the phase 2b severe pre-eclampsia study which is on track to deliver results in the second quarter of 2008. With a diverse and developing portfolio, strong trading and a robust cash position, we are confident in Protherics’ prospects.”

| Ends |

There will be an analyst meeting at 9.30am UK time on Tuesday 20 November 2007 in London at the offices of Financial Dynamics at Holborn Gate, 26 Southampton Buildings, WC2A 1PB. There will be a simultaneous conference call and webcast. For further details, please contact Mo Noonan on +44 (0)20 7269 7116. To access the webcast please visit www.protherics.com

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950 +44 (0) 7919 480510
Andrew Heath, CEO
Rolf Soderstrom, Finance Director
Nick Staples, Corporate Affairs
Protherics Inc	+1 615 327 1027
Saul Komisar, President

Financial Dynamics
London: Ben Atwell / Lara Mott	+44 (0) 20 7831 3113
New York: Jonathan Birt / John Capodanno	+1 212 850 5600

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two biologics for critical care which are FDA approved and currently sold in the US: CroFab™, a pit viper antivenom and DigiFab™, a digoxin antidote. The Company’s strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its critical care portfolio. CytoFab™ is being developed by AstraZeneca, for the treatment of severe sepsis, after a major £195 million licensing deal with AstraZeneca in December 2005. An additional, expanded phase 2 programme is due to start shortly. In addition, Protherics is currently undertaking a phase 2b study with Digoxin Immune Fab for the treatment of pre-eclampsia. This study is expected to report in the first half of 2008.

Protherics has a pipeline of four novel cancer products in clinical development, and intends to undertake the sales and marketing of these products in the US and or the EU. Protherics is preparing to resubmit a BLA for Voraxaze™, an adjunct to high dose methotrexate therapy, under a rolling submission in the US starting in H1 2008.

Protherics has a strong cash position, with cash balances at 30 September 2007 of £46.9 million, having completed a £38 million equity fundraising in January 2007 and received a £10 million milestone payment from AstraZeneca in April 2007.

With headquarters in London, the Company has approximately 290 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties including with respect to future growth, technology acquisitions, product sales and manufacturing, and regulatory approval of Protherics’ products for marketing and distribution. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the market for the Company’s products, the timing and receipt of regulatory approvals, the successful integration of acquired businesses and intellectual property, and other factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by, or on behalf of, Protherics.

INTERIM STATEMENT

Corporate Overview

Protherics’ strategy is to build a leading biopharmaceutical company, focused on the development, manufacture and marketing of specialist products in critical care and cancer. The performance of our marketed critical care products, CroFab™ and DigiFab™, over the six month period has been strong, with excellent underlying and reported growth. With increased investment in R&D, substantial progress has been made in our development pipeline over the period: we continued to focus on the work required to support our regulatory submissions for Voraxaze™, provided CytoFab™ clinical trial material to our partner AstraZeneca and moved several of our development programmes into phase 2 development.

Progress has also been made in realising value from our non-core assets gained through our acquisitions of MacroMed Inc. and CoVaccine B.V. A licensing agreement was signed with Nobilon B.V., the human vaccine development unit of Organon BioSciences which was recently acquired by Schering Plough. Nobilon will use our CoVaccine HT adjuvant in the development of a seasonal elderly flu vaccine and a pandemic flu vaccine. An agreement was also signed with MyungMoon Pharm. Co. Ltd. for the use of our ReGel™ injectable, thermosensitive sustained release polymer delivery system for the development of anti-inflammatory products for the treatment of arthritis. We also have interest from a number of other parties in our non-core assets.

R & D pipeline update

CytoFab™ - for sepsis resulting from uncontrolled infection

CytoFab™ is an anti-TNF-alpha polyclonal antibody fragment (Fab) product for the treatment of sepsis, which was out-licensed to our partner, AstraZeneca, in December 2005. Protherics has completed the manufacturing process scale up at its approved facility in Wales, and large scale batches of CytoFab™ have been produced using the new commercial process. The results of this work have been extremely pleasing on several fronts. Firstly, preclinical models have revealed good comparability of the scaled up, revised process with the clinical trial material used in our previous phase 2b study. Secondly, the product yields and batch consistency of the manufactured material are in line with expectations.

Thirdly, and importantly, the potency of the new material is considerably ahead of our expectations, reducing our requirement for serum and consequently the number of batches that need to be processed to meet demand on launch. This means that Protherics can use its existing manufacturing facility in Wales to supply product for market launch without the need for a larger standalone production facility. As a result, the majority of the manufacturing investment to build a second facility will be deferred until the end of the phase 2 study, with no anticipated impact on the timing of product launch. With the next milestone payments largely allocated to manufacturing investment, it has been agreed with AstraZeneca that the schedule of the milestone payments to Protherics will remain as per the original licensing agreement in 2005. As a result, Protherics expects to receive its next milestone payment in 2010.

AstraZeneca is poised to start its expanded 480 patient phase 2 programme having recently held a clinical investigators meeting and initiated several of the trial sites. We all look forward to CytoFab™ again being administered to patients with this life-threatening condition.

CytoFab™ revenues of £1.1 million were recognised in the six months ended 30 September 2007 compared to £1.1 million in the corresponding six months period to 30 September 2006.

Digoxin Immune Fab – treatment of pre-eclampsia

Protherics has the rights to use Digoxin Immune Fabs (DigiFab™ and GlaxoSmithKline’s Digibind®) as potential treatments for pre-eclampsia, a potentially life-threatening condition of pregnancy occurring in approximately 7-9% of pregnancies. With no products currently available to treat this condition, and very few in development, Digoxin Immune Fabs have the opportunity to meet a considerable unmet need in the treatment of pre-eclampsia.

Recruitment in the phase 2b DEEP study to investigate the use of Digibind® in 50 patients with severe pre-eclampsia has been completed and the last patient dosed. The study is on track to report in the second quarter of 2008.

Voraxaze - for the control of high dose methotrexate therapy in cancer

Voraxaze™ (glucarpidase) contains an enzyme that rapidly breaks down the cancer drug methotrexate (MTX). Voraxaze™ has been developed to prevent or reduce the serious and potentially life threatening toxicity that can result when patients receiving high doses of MTX (HDMTX) for the treatment of cancer have difficulty eliminating MTX from the body.

Protherics has commenced the additional manufacturing work requested by the FDA to support a Voraxaze™ marketing application in the US.  We have agreed the design of a small study to address the interaction of Voraxaze™ with leucovorin with FDA and the protocol has been filed to our IND. The study is expected to commence at the start of 2008. Protherics has requested a meeting with the EMEA to discuss the suitability of this study to support a potential re-submission of a Marketing Authorisation Application in the EU.

Voraxaze™ continues to be available in Europe and elsewhere outside the US on a named patient basis. In the US it is being supplied under a Treatment Protocol with recovery of development costs. In Europe, revenues for the six months ended 30 September 2007 amounted to £0.8 million (£0.6 million in 2006), while revenues from Treatment Protocol in the US were £0.4 million, ahead of our expectations.

OncoGel™ – locoregional control of solid tumours

OncoGel™ is a novel locally-administered sustained-release formulation of paclitaxel, an established chemotherapeutic for the treatment of solid tumours.

Following the successful phase 2a oesophogeal cancer study which was reported in May 2007, we recently initiated a randomized multinational phase 2b study to evaluate OncoGel™ administered in combination with pre-operative chemoradiotherapy versus pre-operative chemoradiotherapy alone in 124 patients. The primary endpoint of the study is a blinded assessment of tumour response with overall survival a secondary endpoint. Protherics expects to have preliminary data available from the phase 2b study in 2010.

In March, we initiated a phase 1/2 study of OncoGel™ in primary brain cancer and we have completed recruitment of patients into the first dose cohort. The Data Safety Monitoring Board has considered data from the first cohort of three patients, which includes serious adverse events that may be related to treatment with OncoGel, and has recommended continuing the study with a modified protocol; further recruitment into the study is pending agreement with FDA.

Prolarix TM – targeted therapy for liver cancer and certain other solid tumours

Prolarix™ is comprised of a small molecule prodrug, tretazicar, which is converted to a highly cytotoxic agent when administered with its cosubstrate, caricotamide, by an endogenous enzyme, NQ02. This enzyme has elevated activity in certain tumours, in particular hepatocellular carcinoma (HCC) offering a potentially selective therapeutic effect.

A phase 1 study of Prolarix™ is being run under the auspices of Cancer Research UK (CRUK). The maximum tolerated dose (“MTD”) for Prolarix™ has been determined, and an additional cohort of six patients is being recruited to evaluate the effects of repeated cycles of Prolarix™ on various tumour types. The study is expected to complete in the first half of 2008. Having reached the MTD, Protherics plans to start a phase 2 programme in the first half of 2008 to investigate tumour responses in primary liver cancer (HCC) patients treated with up to six cycles of Prolarix™. This phase 2 programme will comprise an open-label run-in to a larger controlled study in which Prolarix™ will be added to sorafenib and compared with sorafenib alone. The open-label run-in should provide an early indication of potential efficacy in HCC patients.

Acadra™ (acadesine) – selective therapy for B-cell Chronic Lymphocytic Leukemia (B-CLL)

Most drugs used to treat B-CLL by killing B-cells also kill T-cells, increasing the risk of serious infection, a common cause of death in patients with B-CLL. Acadra™ is a potentially selective treatment for B-CLL: it has been shown to cause the death of B-cells whilst sparing T-cells when administered to blood samples taken from patients with B-CLL. It has also been shown to cause the death of B-cells when administered to the blood of patients who are refractory to fludarabine, one of the most commonly used treatments for B-CLL.

Protherics and its co-development partner, Advancell, have initiated a phase 1/2 study with Acadra™ in patients with recurrent or refractory B-CLL. The study is being undertaken in Belgium, France and Spain and will enroll up to 30 B-CLL patients. Part I of the study is an open-label assessment of the safety and tolerability of escalating single doses of Acadra™ followed, in Part II, by an assessment of repeated doses for up to 5 cycles of treatment. In addition to safety and tolerability, the pharmacokinetics of acadesine and its active metabolite, ZMP, will be determined and its effects on B-cell and T-cell counts will be assessed. Part I of the study is expected to be completed around mid-2008, with the intention of providing initial evidence of a potential selective effect, with the final study results expected in H1 2009.

Angiotensin Therapeutic Vaccine – management of high blood pressure

Protherics’ Angiotensin Therapeutic Vaccine is designed to induce endogenous antibodies to angiotensin, one of the key hormones involved in the regulation of blood pressure. Encouraging clinical and preclinical results suggest that effective neutralisation of angiotensin may cause a clinically significant reduction in blood pressure in hypertensive patients.

Protherics intends to start a phase 2a study with the new formulation which incorporates our novel adjuvant, CoVaccine HT, in the first half of 2008. The goal of this study will be to confirm that the new formulation increases levels of anti-angiotensin antibodies in hypertensive patients and to establish whether this results in a reduction in blood pressure. On successful completion of this study we intend to out-license the vaccine.

Marketed Products, Business Environment and Financial Update

CroFab™ [Crotalidae Polyvalent Immune Fab (Ovine)] – pit viper antivenom

CroFab™ is a polyclonal antibody fragment for the management of minimal or moderate North American crotalid (pit viper) envenomation. It is currently the only product marketed for these bites in the US, where there are around 8,000 pit viper bites reported each year. We believe that CroFab™ continues to increase its market penetration and has now captured over half of a potential $70-80 million per annum market opportunity.

CroFab™ sales were £10.3 million in the half year compared to £7.2 million in the corresponding six months to 30 September 2006. The improvement in sales was driven by higher shipments of product to Fougera during the biting season and an increase in product sales.

DigiFab™ [Digoxin Immune Fab (Ovine)] – treatment for life-threatening digoxin toxicity

It is estimated that 16 million digoxin prescriptions were written in the US in 2006 (IMS data). Digoxin has a narrow therapeutic range, and toxicity is estimated to occur in 26% to 29% of all patients. Moreover, reported digoxin toxicities in the US were 10.5% higher in 2005 than in 1995 (AAPCC data).

DigiFab™ is now the market leader in the US digoxin toxicity market, estimated to be worth approximately $25 million per annum. Sales by our distributor, Fougera, to the wholesale market increased by 24% over the prior period.

The Company’s focus on delivering CroFab™ during the snake bite season has necessarily led to timing the manufacture of DigiFab™ into the second half of the year, thereby leading to a reduction in shipments of DigiFab™ in the first half of 2007. As a result, total DigiFab™ revenues remained steady at £1.9 million but with a strong order backlog, the Company anticipates that shipments in the second half and over the full year will exceed that of the prior year.

The regulatory review process to gain marketing approval in Europe via an initial approval in the UK has been very slow and we have now been requested to supply more data to support the application made by Beacon Pharmaceuticals, our licensee in most mainland European countries. Named patient sales of DigiFab™ outside of the US continue to increase.

ViperaTAb ™ – European viper antivenom

ViperaTAb ™ sales at £0.2 million were marginally down on the prior year (2006: £0.3 million).

Impact of US $ exchange rate

US derived revenues show the underlying sales performance in US dollars increased by 41% year on year. The weakening of the US $ to the £ resulted in an average exchange rate of $2.01 (2006: $1.85)

Half year to 30 September (IFRS)	2007 $m	2007 £m	2006 $m	2006 £m

CroFab™	20.7	10.3	13.3	7.2
DigiFab™	3.5	1.7	3.5	1.9
ViperaTAb™	0.3	0.2	0.6	0.3

Total	24.5	12.2	17.4	9.4

Average exchange rate ($/£)		2.01		1.85

Voraxaze ™, CytoFab™ and Other Revenues

Half year to 30 September (IFRS)	2007 £m	2006 £m
Voraxaze ™	1.2	0.6
CytoFab ™	1.1	1.1
BSE	0.1	0.1
Other	0.2 _____	0.1 _____
	2.6	1.9
US Derived	12.2 _____	9.4 _____
Total Revenues	14.8	11.3

Named patient sales of Voraxaze™ outside of the US increased by 33% to £0.8 million in the half year ended 30 September 2007 from £0.6 million in the corresponding six month period, as awareness of the product in the medical community continues to build. In addition, the FDA allowed Protherics to supply Voraxaze in the US under a Treatment IND with cost recovery resulting in an additional £0.4 million of revenues in the period.

CytoFab ™ revenues of £1.1 million for the six months represent a portion of the initial upfront payment of £16.3 million received under the licensing agreement with AstraZeneca, which is being recognised under IFRS over the estimated period to product approval. Revenues from BSE testing remain constant at £0.1 million.

Cost of Sales and Gross Profit

Cost of sales for the six month period was £6.6 million compared to £5.0 million in the corresponding period. Gross margins on manufactured products (excluding milestone and royalty revenues with no associated manufacturing cost) showed continued improvement as shown in the table below:

Half year to 30 September (IFRS)	2007 £m	2006 £m
Revenues*	13.6	10.0
Cost of Sales	(6.6) _____	(5.0) _____
Gross Profit	7.0 _____	5.0 _____

Gross Margin (on manufactured products)	51.5%	50.0%

*Revenues include sales of CroFab™ , DigiFab™ , ViperaTAb™ and Voraxaze™

Gross profits have improved over the corresponding six month period due to significantly improved CroFab™ volumes and the inclusion of Voraxaze™ sales under the cost recovery programme in the US.

Research and Development

As planned, R&D expenditure has increased significantly to £8.6 million in the half year from £7.1 million as we have invested in our expanded development pipeline. Significant effort has continued on scaling up the CytoFab™ manufacturing process and on Voraxaze™ to support planned regulatory filings. In addition, work has commenced on the manufacture of Prolarix™, CoVaccine HT™ and Angiotensin Therapeutic Vaccine to support the forthcoming phase 2 studies.

General and Administrative Expenses

General and administrative expenses have increased to £6.7 million from £4.1 million after adjustments under IFRS for currency effects and charges on employee options. Movements in the fair value of currency contracts and gains on inter-group balances have produced a loss of £0.4m compared to a gain of £0.7 million in 2006. The acquisition of MacroMed in December 2006 has resulted in an increase in overhead expenses of £0.5 million in comparison to the prior period. Underlying general and administrative expenses are therefore increasing in line with expectations as additional resources have been added to support the increasing pipeline activity.

Finance Income and Costs

Finance income has increased to £1.3 million from £0.5 million in line with the increased cash balances and improved interest rates. Finance costs have remained stable at £0.2 million.

Results Before and After Tax

The Company has an overall tax charge of £0.2 million on a loss of £6.1 million. This charge consists of a £0.2 million UK R&D tax credit offset by a provision of £0.4 million against US tax prepayments relating to CytoFab™, the recovery of which are not expected within the forthcoming year.

Balance Sheet

Non current assets of £40.8 million increased from £40.6 million at 31 March 2007 reflecting an increase in property plant and equipment offset by amortization of other intangible assets. The increase from £20.7 million at 30 September 2006 relates principally to the intangible assets acquired through the acquisitions in December 2006.

Current assets at 30 September 2007 were £62.0 million, which shows a decrease from £66.6 million at 31 March 2007, but up from £34.1 million at 30 September 2006. The increase compared to the prior period is primarily due to the fundraising in December 2006 and the £10m milestone received from AstraZeneca in April 2007. Inventory decreased from £10.7 million at 31 March 2007 to £9.7 million reflecting reduced serum levels. Debtors decreased from £15.1 million at 31 March 2007 to £5.1 million at 30 September 2007 following receipt of the £10 million milestone from AstraZeneca.

Total liabilities increased from £30.8 million at 31 March 2007 to £31.6 million at 30 September 2007 and compare to £31.7 million in the prior year period. Non current liabilities fell to £13.6 million at 30 September 2007 as deferred income relating to CytoFab™ was released to profit. Current liabilities increased to £18.0 million at 30 September 2007, from £15.4 million at 31 March 2007, as trade creditors increased reflecting increased down payments from our US distributor Fougera for product due for delivery in the next 12 months.

Cash Flow

Net cash inflows from operations were £8.0 million in the six month period, compared to an outflow of £6.0 million in the corresponding half year. This is a result of increased trading losses offset by positive movements in working capital, notably the receipt of the AstraZeneca milestone in April 2007. Cash and cash equivalents at the end of the period were £46.9 million, up from £40.0 million at 31 March 2007 and £17.9 million 30 September 2006. The increase follows the equity placement in December 2006 which raised £38 million and the £10 million milestone payment received from AstraZeneca in April 2007.

Outlook

Protherics continues to experience a period of growth and expansion, with increasing revenues for marketed products, an enhanced portfolio of products in development and significant progress in the manufacturing scale up for CytoFab™. Protherics intends to defer the bulk of its CytoFab manufacturing investment until after the completion of AstraZeneca’s phase 2 programme, which is expected to start shortly. We are also focusing on the work plan required to support potential marketing approval for Voraxaze™, and in advancing our other clinical programmes into phase 2 development.

Protherics PLC

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

for the six months ended 30 September 2007

		Six months ended 30 September 2007	Six months ended 30 September 2006	Year ended 31 March 2007
	Notes	£’000	£’000	£’000

Revenue	3	14,818	11,251	31,119
Cost of sales		(6,589) _____	(5,046) _____	(11,334) _____
Gross profit		8,229	6,205	19,785

Administrative expenses
Research and development		(8,638)	(7,054)	(13,978)
General & administrative		(6,695) _____	(4,110) _____	(10,161) _____
Total administrative expenses		(15,333) _____	(11,164) _____	(24,139) _____

Operating loss	3	(7,104)	(4,959)	(4,354)

Finance income		1,253	472	1,155
Finance costs		(213) _____	(199) _____	(417) _____
Loss before tax		(6,064)	(4,686)	(3,616)
Tax	6	(159) _____	165 _____	259 _____
Loss for the period, attributable to equity shareholders		(6,223) _____	(4,521) _____	(3,357) _____

		Pence	Pence	Pence
Loss per share
Basic and diluted	7	(1.8)	(1.7)	(1.2)

All revenue and results arose from continuing operations.

Protherics PLC

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

for the six months ended 30 September 2007

	Six months ended 30 September 2007	Six months ended 30 September 2006	Year ended 31 March 2007
	£’000	£’000	£’000

Exchange differences on translation of foreign operations	268 _____	351 _____	749 _____
Net income recognised directly in equity	268	351	749

Loss for the period	(6,223) _____	(4,521) _____	(3,357) _____
Total recognised expense for the period	(5,955) _____	(4,170) _____	(2,608) _____

All recognised income and expense is attributable to equity shareholders.

Protherics PLC

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

at 30 September 2007

	Notes	30 September 2007	30 September 2006	31 March 2007
		£’000	£’000	£’000
Non-current assets
Goodwill		10,838	9,199	10,878
Intangible assets	8	19,063	1,265	19,652
Property, plant and equipment	9	10,756	10,009	9,987
Deferred tax assets		104 _____	179 _____	99 _____
		40,761 _____	20,652 _____	40,616 _____

Current assets
Inventories		9,697	11,404	10,707
Financial assets		31	172	114
Tax receivables		338	604	773
Trade and other receivables		5,088	4,024	15,066
Cash and cash equivalents		46,889 _____	17,921 _____	39,989 _____
		62,043 _____	34,125 _____	66,649 _____

Total assets		102,804	54,777	107,265

Current liabilities
Trade and other payables		16,640	13,803	14,037
Current tax liabilities Financial liabilities		317	272	273
Obligations under finance leases		1,016	859	1,048
Bank overdrafts, loans and other borrowings		16 _____	34 _____	46 _____
		17,989 _____	14,968 _____	15,404 _____

Non-current liabilities
Trade and other payables		9,541	12,170	10,844
Financial liabilities
Borrowings		139	198	157
Convertible loan notes		2,091	2,233	2,100
Obligations under finance leases		1,853 _____	2,153 _____	2,289 _____
		13,624 _____	16,754 _____	15,390 _____

Total liabilities		31,613 _____	31,722 _____	30,794 _____

Net assets		71,191 _____	23,055 _____	76,471 _____

Equity
Share capital	10	6,787	5,216	6,783
Share premium account		136,026	87,315	135,951
Shares to be issued		1,417	-	1,289
Merger reserve		51,163	51,163	51,163
Equity reserve		217	266	220
Cumulative translation reserve		826	160	558
Retained earnings		(125,245) _____	(121,065) _____	(119,493) _____
Total equity		71,191 _____	23,055 _____	76,471 _____

Protherics PLC

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Share premium	Shares to be issued	Merger reserve	Equity reserve	Cumulative translation reserve	Retained earnings	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Balance at 1 April 2006	5,186	86,770	-	51,163	263	(191)	(116,839)	26,352

Currency translation adjustments	- ___	- ___	- ___	- ___	- ___	351 ___	- ___	351 ___
Net income recognised directly in equity	-	-	-	-	-	351	-	351
Loss for the period	- ___	- ___	- ___	- ___	- ___	- ___	(4,521) ___	(4,521) ___
Total recognised gain for the period	- ___	- ___	- ___	- ___	- ___	351 ___	(4,521) ___	(4,170) ___

New share capital subscribed	2	46	-	-		-	-	48
Issue of convertible loan notes	-	-	-	-	30	-	-	30
Conversion of convertible loan notes	28	499	-	-	(27)	-	-	500
Employee share option scheme:
- value of services provided	- ___	- ___	- ___	- ___	- ___	- ___	295 ___	295 ___
Balance at 30 September 2006	5,216 ___	87,315 ___	- ___	51,163 ___	266 ___	160 ___	(121,065) ___	23,055 ___

Balance at 1 October 2006	5,216	87,315	-	51,163	266	160	(121,065)	23,055

Currency translation adjustments	- ___	- ___	- ___	- ___	- ___	398 ___	- ___	398 ___
Net income recognised directly in equity	-	-	-	-	-	398	-	398
Profit for the period	- ___	- ___	- ___	- ___	- ___	- ___	1,164 ___	1,164 ___
Total recognised gain for the period	- ___	- ___	- ___	- ___	- ___	398 ___	1,164 ___	1,562 ___

New share capital subscribed	1,558	48,453	-	-		-	-	50,011
Shares to be issued	-	-	1,289	-	-	-	-	1,289
Issue of convertible loan notes	-	-	-	-	156	-	-	156
Conversion of convertible loan notes	9	183	-	-	(202)	-	-	(10)
Employee share option scheme:
- value of services provided	- ___	- ___	- ___	- ___	- ___	- ___	408 ___	408 ___
Balance at 31 March 2007	6,783 ___	135,951 ___	1,289 ___	51,163 ___	220 ___	558 ___	(119,493) ___	76,471 ___

Balance at 1 April 2007	6,783	135,951	1,289	51,163	220	558	(119,493)	76,471

Currency translation adjustments	- ___	- ___	- ___	- ___	- ___	268 ___	- ___	268 ___
Net income recognised directly in equity	-	-	-	-	-	268	-	268
Loss for the period	- ___	- ___	- ___	- ___	- ___	- ___	(6,223) ___	(6,223) ___
Total recognised gain / (loss) for the period	- ___	- ___	- ___	- ___	- ___	268 ___	(6,223) ___	(5,955) ___

New share capital subscribed	2	46	-	-	-	-	-	48
Shares to be issued	-	-	128	-	-	-	-	128
Conversion of convertible loan notes	2	29	-	-	(3)	-	-	28
Employee share option scheme:
- value of services provided	- ___	- ___	- ___	- ___	- ___	- ___	471 ___	471 ___
Balance at 30 September 2007	6,787 ___	136,026 ___	1,417 ___	51,163 ___	217 ___	826 ___	(125,245) ___	71,191 ___

Protherics PLC

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

for the six months ended 30 September 2007

	Six months to 30 September 2007		Six months to 30 September 2006		Year ended 31 31 March 2007
	£’000	£’000	£’000	£’000	£’000	£’000

Cash flows from operating activities
Cash generated from operations		7,712		(6,302)		(16,051)
Income tax paid		(258)		-		-
Income tax received		530 _____		290 _____		293 _____
Net cash inflow / (outflow) from operating activities		7,984 _____		(6,012) _____		(15,758) _____

Investing activities
Interest received	1,253		472		1,155
Proceeds on disposal of property, plant and equipment	-		-		2
Purchases of property, plant and equipment	(1,601)		(1,201)		(1,242)
Purchases of other intangible non- current assets	-		(293)		(4,092)
Acquisition of subsidiary, net of cash acquired	- _____		- _____		(374) _____
Net cash (used in) investing activities		(348) _____		(1,022) _____		(4,551) _____

Financing activities
Interest paid	(76)		(94)		(170)
Interest paid on finance leases	(118)		(88)		(213)
Repayment of borrowings	(44)		(12)		(36)
Repayment of finance leases	(521)		(317)		(837)
Proceeds from issue of loan note	-		-		30
Proceeds from issue of shares	48 _____		78 _____		36,162 _____
Net cash (used in) / from financing activities		(711) _____		(433) _____		34,936 _____

Net increase / (decrease) in cash and cash equivalents		6,925		(7,467)		14,627

Cash and cash equivalents at the beginning of period		39,989		25,438		25,438

Effect of foreign exchange rate changes		(25) _____		(50) _____		(76) _____
Cash and cash equivalents at the end of period		46,889 _____		17,921 _____		39,989 _____

Protherics PLC

NOTES TO THE CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

for the six months ended 30 September 2007

Reconciliation of operating loss to net cash outflow from operating activities

	Six months ended 30 September 2007	Six months ended 30 September 2006	Year ended 31 March 2007
	£’000	£’000	£’000

Loss for the period	(6,223)	(4,521)	(3,357)
Tax	159	(165)	(259)
Finance costs	213	199	417
Finance income	(1,253) _____	(472) _____	(1,155) _____
Operating loss	(7,104)	(4,959)	(4,354)

Adjustments for:
Change in fair value of derivatives	83	(308)	(250)
Deferred grant income	(52)	(55)	(111)
Share-based payment costs	471	295	703
Depreciation of property, plant and equipment	896	576	1,373
Amortisation of intangible fixed assets	246	66	135
Loss on disposal of property, plant and equipment	58 _____	50 _____	634 _____
Operating cash flows before movements in working capital	(5,402)	(4,335)	(1,870)

Decrease / (increase) in inventories	1,023	(628)	131
Decrease / (increase) in receivables	9,854	282	(10,575)
Increase / (decrease) in payables	2,237 _____	(1,621) _____	(3,737) _____
Net cash flows from operating activities	7,712 _____	(6,302) _____	(16,051) _____

Analysis of net debt

	1 April 2007	Cash flow	Exchange movement	Other non-cash changes	30 September 2007
	£’000	£’000	£’000	£’000	£’000

Cash and cash equivalents	39,989	6,925	(25)	-	46,889
Loans – amounts falling due in less than one year	(46)	44	(1)	(13)	(16)
Loans – amounts falling due in more than one year	(2,257)	-	5	22	(2,230)
Obligations under finance lease and hire purchase obligations	(3,337) _____	521 _____	(6) _____	(47) _____	(2,869) _____
	34,349 _____	7,490 _____	(27) _____	(38) _____	41,774 _____

Protherics PLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1.	Basis of preparation

The condensed financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) and in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 March 2007 which have been prepared in accordance with IFRS as adopted by the European Union. These condensed financial statements were approved by the Board of Directors on 19 November 2007.

The comparative figures for the year ended 31 March 2007 are not the Company’s financial statements for that financial year. Those accounts have been reported on by the Company’s auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

The condensed financial statements have not been audited or reviewed pursuant to Auditing Practices Board guidance on review of Interim Financial Information.

2.	Significant accounting policies

The condensed financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments.

The same accounting policies, presentation and methods of computation are followed in these condensed financial statements as were applied in the preparation of the Company’s financial statements for the year ended 31 March 2007.

3.	Segment information

As at 30 September 2007, the Group is organised into two operating segments, the sale, manufacture and development of pharmaceutical products and out-licensed product royalties.

Six months ended 30 September 2007	Sale, manufacture and development of pharmaceutical products	Out-licensed product royalties	Consolidated
	£’000	£’000	£’000
Revenue
External sales	14,739	79	14,818
Inter-segment sales	- _____	- _____	- _____
Total revenue	14,739 _____	79 _____	14,818 _____

Operating (loss) / profit	(7,182)	78	(7,104)

Finance income			1,253
Finance costs			(213) _____
Loss before tax			(6,064)
Tax			(159) _____
Loss for the period, attributable to equity shareholders			(6,223) _____

Six months ended 30 September 2006

Revenue
External sales	11,124	127	11,251
Inter-segment sales	- _____	- _____	- _____
Total revenue	11,124 _____	127 _____	11,251 _____

Operating (loss) / profit	(5,086)	127	(4,959)

Finance income			472
Finance costs			(199) _____
Loss before tax			(4,686)
Tax			165 _____
Loss for the period, attributable to equity shareholders			(4,521) _____

Year ended 31 March 2007

Revenue
External sales	30,842	277	31,119
Inter-segment sales	- _____	- _____	- _____
Total revenue	30,842 _____	277 _____	31,119 _____

Operating (loss) / profit	(4,621)	267	(4,354)

Finance income			1,155
Finance costs			(417) _____
Loss before tax			(3,616)
Tax			259 _____
Loss for the period, attributable to equity shareholders			(3,357) _____

4.	Operations in the interim period

A significant proportion of the Group’s expected revenues arise from its CroFabTM rattlesnake antivenom treatment and is subject to seasonal fluctuations, with peak demand in the first six months of the Group’s financial year caused by the hibernation patterns of such snakes. In the year to 31 March 2008, the Group anticipates that its revenues from CroFabTM will reflect this seasonality to a greater extent than in the previous year. In the six months to 30 September 2007, the group recognised £10,297,000 of CroFabTM revenues (six months ended 30 September 2006 £7,162,000) and £14,130,000 for the six months ended 31 March 2007.

In the second half of year ended 31 March 2007, the Group recognised a £10,000,000 manufacturing milestone relating to the development of CytoFabTM which became receivable from AstraZeneca. The Group does not anticipate recognition of similar amounts in the current year.

5.	Changes in inventories

During the six months ended 30 September 2007, the Group recognised a provision of raw materials, work in progress and finished goods inventory relating to items which relate to research and development programmes where the Group does not consider it probable that it is able to realise economic value from their sale or use. This provision amounted to £1,856,000. If the circumstances that previously caused these inventories to be written down below cost subsequently change and there is clear evidence of an increase in economic value, this provision will be reversed.

6.	Income tax expense

	Six months ended 30 September 2007	Six months ended 30 September 2006	Year ended 31 March 2007
	£’000	£’000	£’000
Current tax:
UK current tax	199	185	360
Foreign tax	(358)	-	3
Deferred tax	- _____	(20) _____	(104) _____
	(159) _____	165 _____	259 _____

The UK current tax credits principally arise as a result of research and development expenditure claimed under the Finance Act 2000.

7.     Loss per share

The calculation of the basic and diluted loss per share is based on the following data:

	Six months ended 30 September 2007	Six months ended 30 September 2006	Year ended 31 March 2007
	£’000	£’000	£’000
Loss
Loss for the purposes of basic loss per share being net profit attributable to equity shareholders of the parent	(6,223)	(4,521)	(3,357)
Effect of dilutive potential ordinary shares	- ____	- ____	- ____
Loss for the purposes of diluted loss per share	(6,223) ____	(4,521) ____	(3,357) ____

Number of shares
Weighted average number of shares for the purposes of basic loss per share	339,234,927	260,425,531	285,365,704
Effect of dilutive potential ordinary shares:
Share options	- ____	- ____	- ____
Weighted average number of ordinary shares for the purposes of diluted loss per share	339,234,927 ____	260,425,531 ____	285,365,704 ____

8.     Intangible assets

In the period to 30 September 2007, there were additions to intangible assets of £127,000 arising from a milestone payment falling due on the outlicense of CoVaccine HT to Nobilon International BV. This liability is to be settled by issue of a convertible loan note. The addition in the prior interim period of £347,000 arose from the initial inlicense of the CoVaccine HT adjuvant.

9.     Property, plant and equipment

In the period to 30 September 2007, there were additions to property, plant and equipment of £1,648,000      (2006: £2,593,000).

10.     Share capital

The following shares were issued in the current and prior interim periods:

	Six months to 30 September 2007			Six months to 30 September 2006
	Shares issued	Nominal value	Consideration	Shares Issued	Nominal value	Consideration
	No.	£’000	£’000	No.	£’000	£’000

Allotted under share option schemes	100,867	2	49	119,696	2	48
Conversion of convertible loan notes	117,200 _____	2 _____	31 _____	1,136,393 _____	28 _____	527 _____
	218,067 _____	4 _____	80 _____	1,256,089 _____	30 _____	575 _____

11.     Acquisitions and disposals

There were no acquisitions in the current or prior interim periods.

12.	Commitments and contingencies

The Group leases various buildings under non-cancellable operating agreements with varying terms and renewal rights. The Group also has various other non-cancellable operating lease arrangements.

13.	Related party disclosures

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are therefore not disclosed in this note.

There were no material related party transactions requiring disclosure in the period or the comparable prior period.

14.	Other

Copies of this statement are being sent to all shareholders and will be available to the public at the Company's registered office at The Heath Business and Technical Park, Runcorn, Cheshire, WA7 4QX.

Responsibility Statement

We confirm that to the best of our knowledge:

a)      The condensed set of financial statements has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the European Union;

b)      The interim management report includes a fair review of the information required by the Financial Statements Disclosure and Transparency Rules (DTR) 4.2.7R being an indication of important events that have arisen during the first six months of the financial year and their impact on the condensed financial statements and description of principal risks and uncertainties for the remaining six months of the year; and

c)      The interim management report includes a fair review of the information required by DTR 4.2.8R being disclosure of related party transactions and changes therein since the last financial statements.

By order of the Board

Andrew Heath	Rolf Soderstrom
Chief Executive Officer	Group Finance Director

END